MICHAEL K. RAFTER

Direct Dial: 404-443-6702

Direct Fax: 404-238-9626

E-Mail Address: mrafter@bakerdonelson.com

August 19, 2009

Karen J. Garnett

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3010

Washington, DC 20549

Re:	The GC Net Lease REIT, Inc.
Registration Statement on Form S-11
File No. 333-159167
Filed May 12, 2009

Dear Ms. Garnett:

On behalf of our client, The GC Net Lease REIT, Inc. (the “Company”), we are submitting this letter regarding the Company’s Registration Statement on Form S-11 filed on May 12, 2009. This letter includes our response to the comment letter from the staff of the Commission’s Division of Corporation Finance (the “Staff”) to Kevin Shields of the Company dated June 10, 2009 (the “Comment Letter”). The headings and paragraph numbers below correspond to those of the Comment Letter. We have reproduced the Staff’s comments and included our responses below each comment. While all page numbers listed below refer to the Company’s Registration Statement on Form S-11 filed on May 12, 2009, any revisions noted will be made in Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-11, which we expect to be filed with the Commission on or about August 19, 2009.

General

1. Please provide us with all promotional material and sales literature, including material that will be used only by broker-dealers. In this regard, please note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. Please refer to Item 19.B of Industry Guide 5.

Response: In response to this comment, we will provide you with all promotional material and sales literature, including material that will be used only by broker-dealers, prior the use of such material and sales literature. Additionally, all such material and sales literature will set forth a balanced presentation of the risks and rewards to investors and will not contain any information or disclosure that is inconsistent with or not also provided in the prospectus, consistent with Item 19.B of Industry Guide 5. We respectfully request that you clear this comment.

Karen J. Garnett

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

August 19, 2009

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2. Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share redemption program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division’s Office of Mergers and Acquisitions.

Response: In response to this comment, we note that the Company acknowledges that it is responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to the Company’s share redemption program. We will contact the Division’s Office of Mergers and Acquisitions on behalf of the Company, if we have any questions regarding whether the Company’s share redemption program is consistent with relief previously granted by the Division of Corporation Finance. We respectfully request that you clear this comment.

3. Please update your financial information throughout the prospectus in accordance with Rule 3-12 of Regulation S-X.

Response: In response to this comment, we updated the financial information throughout the prospectus in accordance with Rule 3-12 of Regulation S-X, including the presentation of interim financial statements. We respectfully request that you clear this comment.

4. We note that you commenced a private placement on February 20, 2009 that will terminate upon the commencement of this offering. Please provide us with a detailed legal analysis of whether the private offering should be integrated with the public offering. Please note that we view the filing of a registration statement as the commencement of a public offering and a general solicitation. Please refer to Securities Act Release 33-8828 (August 3, 2007), located at http://www.sec.gov/rules/proposed/2007/33-8828fr.pdf.

Response: You make the general statement that “we view the filing of a registration statement as the commencement of a public offering and a general solicitation.” Please note, as an initial matter, that this position is contrary to the SEC guidance contained in Release 33-8828 and the subsequent Q&A 139.25 of the CD&Is published by the Division. In this regard, Release 33-8828 provides as follows:

“Our view is that, while there are many situations in which the filing of a registration statement could serve as a general solicitation or general advertising for a concurrent private offering, the filing of a registration statement does not, per se, eliminate a company’s ability to conduct a concurrent private offering, whether it is commenced before or after the filing of the registration statement.”

“...[I]f the prospective private placement investor became interested in the concurrent private placement through some means other than the registration statement that did not involve a general solicitation and otherwise was consistent with Section 4(2), such as through a substantive, pre-existing relationship with the company or direct contact by the company or its agents outside of the public offering effort, then the prior filing of the registration statement generally would not impact the potential availability of the Section 4(2) exemption for that private placement and the private placement could be

Karen J. Garnett

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

August 19, 2009

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conducted while the registration statement for the public offering was on file with the Commission.”

Further, the Division confirmed this guidance in Q&A 139.25 of the CD&Is, which states as follow:

“The Commission’s integration guidance in [Release 33-8828] sets forth a framework for analyzing potential integration issues in the specific situation of concurrent private and public offerings. The guidance clarifies that, under appropriate circumstances, there can be a side-by-side private offering under Securities Act Section 4(2) or the Securities Act Rule 506 safe harbor with a registered public offering without having to limit the private offering to qualified institutional buyers and two or three additional large institutional accredited investors, as under the Black Box (June 26, 1990) and Squadron, Ellenoff (Feb. 28, 1992) no-action letters issued by the Division, or to a company’s key officers and directors, as under our so-called “Macy’s” position. The filing of the registration statement does not eliminate the company’s ability to conduct a concurrent private offering, whether it is commenced before or after the filing of the registration statement.”

“If the investors in the private offering become interested in the private offering by means of the registration statement, then the registration statement will have served as a general solicitation for the securities being offered privately and Section 4(2) would not be available. On the other hand, if the investors in the private offering become interested in the private offering through some means other than the registration statement – for example, there is a substantive, pre-existing relationship between the investors and the company – then the registration statement would not have served as a general solicitation for the private offering and Section 4(2) would be available, assuming the offering is otherwise consistent with the exemption. Hence, there would be no integration of the private offering with the public offering.”

In accordance with Release 33-8828, the Company’s private offering should not be integrated with this public offering because the investors in the private offering became interested in the private offering through means that were totally unrelated to the registration statement. Below are some of the primary reasons that the investors in the private offering became interested in the private offering through means other than the registration statement and were not identified or contacted through the marketing of the public offering:

•

Investors may only purchase shares in the private placement offering if (1) he or she has a substantive pre-existing relationship with the sponsor, or (2) he or she is a client of a broker-dealer firm that has signed a Participating Dealer Agreement specifically relating to the private placement offering. In other words, a prospective investor who learned about the offering through the registration statement would not be able to participate in the offering.

•

The private placement offering is being offered exclusively to “accredited investors” as defined in Rule 501(a) of Regulation D and, thus, the suitability of investors purchasing shares in the private placement offering is much higher than the suitability described in the registration statement.

Karen J. Garnett

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

August 19, 2009

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•

Investors in the private placement offering received a copy of the Confidential Private Placement Memorandum dated February 20, 2009, as supplemented to date (PPM), describing in detail the terms of the private placement offering and the Company, which PPM makes no reference to the registration statement or contemplation of filing a registration statement.

•

Investors in the private placement offering completed a Purchaser Questionnaire and Subscription Agreement relating specifically to the private placement offering making the representation that he or she relied exclusively on information contained in the PPM.

•

None of the Company, the Sponsor or the Dealer Manager has provided a copy of the registration statement to any investor in the private placement offering, nor have they directed any investor to the registration statement.

•

Each investor that has purchased shares in the private placement offering after the filing of the registration statement on May 12, 2009 made a representation in the Subscription Agreement that he or she did not receive or read a copy of the registration statement in connection with his or her investment.

•

Of the nine investors in the private placement offering, as of August 1, 2009, four of them have a substantive pre-existing relationship with the sponsor, including the largest investor who purchased $1.2 million in shares on May 1, 2009, which date was prior to the filing of the registration statement.

•	All other investors in the private placement offering are clients of four broker-dealer firms that have signed a Participating Dealer Agreement specifically relating to the private placement offering.

•

Upon effectiveness of the public offering, all sales of shares of common stock of the Company will be conducted by broker-dealer firms that have signed new Participating Dealer Agreements specifically relating to the public offering through the prospectus.

•

The private placement offering is a completely separate offering from the proposed public offering and participation by broker-dealer firms in the private placement offering will not automatically entitle such broker-dealer to participate in the public offering without signing the new Participating Dealer Agreement relating to the public offering.

•

To date, the Company has not provided a red herring prospectus or the new Participating Dealer Agreement to any broker-dealer personnel or otherwise engaged in any marketing efforts relating to the public offering.

As described above, and consistent with the SEC guidance contained in Release 33-8828 and the subsequent Q&A 139.25 of the CD&I’s published by the Division, investors in the Company’s private placement offering became interested in the private placement offering through means solely relating to the private placement offering and were not solicited in any manner through the registration statement or any other means involving the proposed public offering. Therefore, the Company has not engaged in a general solicitation in connection with the private placement offering by filing the registration statement

Karen J. Garnett

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

August 19, 2009

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and, accordingly, the private placement offering should not be integrated with the proposed public offering. We respectfully request that you clear this comment.

Prospectus Cover Page

5. Please revise to limit the disclosure in your prospectus cover page to one page. Please refer to Item 501(b) of Regulation S-K. Consider omitting from the cover page information regarding your sponsor and the acquisition of your initial properties.

Response: In response to this comment, we note that, in accordance with Item 501(b) of Regulation S-K, the cover page is limited to one page. In addition, we modified the disclosure of the sponsor. However, given the materiality of the contribution transactions and the related party nature, we are not comfortable removing this discussion from the cover page. We respectfully request that you clear this comment.

6. We note the first bullet point risk factor, which states that you have a limited operating history. Considering that you have acquired your only properties very recently, it appears that you have virtually no operating history. In addition, we note that this offering is a blind pool. Please revise this bullet point to focus on the blind pool nature of your offering and omit the statement that you have a limited operating history. Provide conforming disclosure in the Risk Factors section of the prospectus.

Response: Please be advised that at the time this registration is declared effective, the Company will have broken escrow and been operating the two properties for several months. Therefore we believe that a risk factor disclosure related to the “limited” operating history is appropriate, as the true focus of the risk relates to the “limited” experience the officers have in operating a REIT. That being said, we revised the bullet on the cover page so that the bullet point focuses on the “blind pool” nature of the offering. Please note that we added an additional bullet point to our risk factor disclosure on page 7 of the “Questions and Answers About This Offering” section of the prospectus. In addition, please note the “blind pool” risk factor disclosed on pages 18-19 of the prospectus. We respectfully request that you clear this comment.

7. Please expand the second bullet point to more clearly state that there is no minimum offering amount and that your ability to purchase a diverse properties will be dependent on your ability to raise funds in this offering. Provide conforming disclosure in the Risk Factors section of the prospectus.

Response: In response to this comment, we expanded the second bullet point to more clearly state that there is no minimum offering amount and that the Company’s ability to acquire a diverse portfolio will be dependent on their ability to raise funds in this offering. In addition, we added a risk factor in the “Risk Factors – Risks Related to an Investment in The GC Net Lease REIT, Inc.” section of the prospectus to provide for conforming disclosure. We respectfully request that you clear this comment.

Questions and Answers About This Offering, page 1

8. You currently repeat some information in both your Q&A and summary section. In addition, some of the detailed disclosure in this section may be more appropriate for the body of the prospectus. For example, detailed disclosure regarding the experience of your officers and directors is more appropriate for the body of the prospectus than the summary or Q&A. Please revise to limit your

Karen J. Garnett

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

August 19, 2009

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disclosure here to those aspects of the offering that are the most significant, highlight those points in clear, plain language, and eliminate more detailed and repetitive disclosure.

Response: In response to this comment, we revised the disclosure in the Q&A and summary sections to limit the disclosure to those aspects of the offering that the Company feels are the most significant, and have eliminated more detailed and repetitive disclosure. We respectfully request that you clear this comment.

Will I be notified of how my investment is doing, page 10

9. Please revise to clarify if offerings under your distribution reinvestment plan are included in determining when your last offering is completed.

Response: In response to this comment, we revised the disclosure in the Q&A to clarify that offerings under the distribution reinvestment plan are not included in determining when the last offering is completed We respectfully request that you clear this comment.

Prospectus Summary, page 11

10. Please revise to provide a brief summary of your borrowing and leverage policies.

Response: In response to this comment, we revised the disclosure to provide a brief summary of the Company’s borrowing and leverage policies. We respectfully request that you clear this comment.

The GC Net Lease REIT, Inc., page 11

11. Please clarify if there is a maximum offering amount and the price per share for your private placement.

Response: In response to this comment, we revised our disclosure to clarify whether there is a maximum offering amount and the price per share for the private placement offering. We respectfully request that you clear this comment.

Our Management, page 11

12. We note disclosure on page 11 that “certain of our executive officers” are affiliated with your advisor. Please revise clarify if you will have any officers that are not affiliated with your sponsor, advisor, or their affiliates.

Response: In response to this comment, we clarified our disclosure to state that all of the Company’s executive officers and one of the directors are affiliated with the advisor. We respectfully request that you clear this comment.

Conflicts of Interest, page 13

13. Please revise to disclose the conflict that is presented by your ability to buy and sell properties with your sponsor, advisor, or their affiliates. The disclosure on page 91 indicates that affiliates are able to receive fees from both sides of a related party transaction. This ability should be included in your revisions here.

Karen J. Garnett

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

August 19, 2009

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Response: In response to this comment, please be advised that the Company and its affiliates do not intend to take fees from both sides of a related party transaction (e.g. take a disposition fee and an acquisition fee upon the purchase of a property from an affiliate). However, since there is nothing in the Company’s charter that would prohibit the taking of double fees in a related party transaction, we revised the disclosure to disclose the conflict that is presented by the Company’s ability to buy and sell properties with its sponsor, advisor, or their affiliates, including the ability of the Company’s affiliates to receive fees from both sides of a related party transaction. We respectfully request that you clear this comment.

Compensation to Our Advisor and its Affiliates, page 13

14. We note that the table assumes 60% leverage. We also note disclosure on page 51, which states that you “anticipate” using 60% leverage but your charter permits you to borrow up to 75% of the cost of your assets. Please revise the table to reflect your maximum leverage levels, rather than the 60% leverage that you anticipate using. Provide conforming changes to the Use of Proceeds section and to the compensation disclosure beginning on page 80.

Response: In response to this comment, we amended the table to include compensation estimates assuming that the Company borrows the maximum 75% of the cost of its assets, as set forth in its charter. We also revised the “Use of Proceeds” section and the compensation disclosure on page 80 to conform to the addition of the assumed 75% maximum leverage in the compensation table.

However, we maintained the disclosure of acquisition fees and acquisition expenses estimates assuming 60% leverage, as this is the percentage that the Company expects to utilize in connection with its acquisition strategy, as set forth in the Company’s leverage policy, which information is helpful to prospective investors in evaluating the potential compensation to the Company’s advisor and its affiliates. We respectfully request that you clear this comment.

15. We note the disclosure regarding property management fees with the recipient listed as “Property Manager” in the left hand column. Please revise your summary disclosure starting on page 11 to identify and describe your property manager.

Response: In response to this comment, we revised the summary disclosure to identify and describe the property manager. We respectfully request that you clear this comment.

Risk Factors, page 18

16. We note the qualifying disclosure in the introductory paragraph that the risk described in this section are not the only ones you face and that you are subject to additional risks not known. This section is intended to disclose all material risk. Please revise to remove the noted qualifications.

Response: In response to this comment, we removed the last two sentences of the introductory paragraph in the “Risk Factors” section. We respectfully request that you clear this comment.

Karen J. Garnett

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

August 19, 2009

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Our advisor and its officers and certain of our key personnel will face competing demands…., page 21

17. Please revise the narrative of this risk factor to quantify the number of other programs that your officers must devote their time to.

Response: In response to this comment, we revised the risk factor to note that, currently, the Company’s officers must devote their time to 18 other real estate programs, including nine having investment objectives and legal and financial obligations similar to the Company’s. We respectfully request that you clear this comment.

Risks Related to Conflicts of Interest, page 21

18. Please revise to provide a risk factor that discusses the conflict that arises if you are advised to internalize your advisor. Also, discuss the difficulty of retaining the key personnel in an internalization transaction because such personnel would likely be involved with your affiliates.

Response: In response to this comment, we note that there are a number of risk factors and difficulties associated with each type of possible exit strategy for the Company. Due to the number of different risk factors and difficulties, and number of possible exit strategies, we feel it would be misleading to investors to highlight the risks and difficulties associated with one particular exit strategy involving the internalization of the Company’s advisor, when the Company cannot predict with any certainty which exit strategy it will undertake. In the future, if the Company proposes to internalize its advisor, it will be required to solicit proxies from its stockholders and will disclose all of the material risks associated with such an exit strategy in such solicitation.

Additionally, on page 90 in the section entitled “Conflicts of Interest – Receipt of Fees and Other Compensation by Our Advisor and its Affiliates”, the Company summarizes the conflicts of interest that may arise with respect to possible future exit strategies in terms of the compensation arrangements the Company has with its advisor and its affiliates and the interests of affiliates of the Company’s advisor that may serve as the Company’s officers or directors. These risks are further highlighted on page 22 in the risk factor entitled “Our advisor will face conflicts of interest relating to the incentive fee structure under our advisory agreement, which could result in actions that are not necessarily in the long-term best interests of our stockholders.”

As a disclosure of the material risks associated with a specific exit strategy is more appropriate in a proxy solicitation related to the specific exit strategy, and the Company has sufficiently disclosed the risks of conflicts of interest generally associated with exit strategies, we respectfully request that you clear this comment.

We may face a conflict of interest if we purchase properties from affiliates of our advisors, page 22

19. Please revise the disclosure here to clarify that your affiliates will be able to receive fees from both sides of a related party transaction.

Response: Please see our response to comment #13 above. In response to this comment; however, we revised the second sentence of this risk factor to clarify that affiliates of our advisor may be entitled to fees on both sides of a related party transaction. We respectfully request that you clear this comment.

Karen J. Garnett

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

August 19, 2009

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We will not calculate the net asset value per share of our shares until 18 months…., page 26

20. We note the disclosure here that investors will not be able determine the true value of their shares “during this offering.” It would appear that the lack of value disclosure exists beyond the completion of this offering. As such, please revise to reflect that non-disclosure would extend beyond this offering and during follow on offerings. Also, please clarify your reference to “true value” in this narrative.

Response: In response to this comment, we revised this risk factor to clarify that investors will not be able to determine the “net asset value” of their shares rather than the “true value” of their shares until 18 months after the completion of the Company’s last offering of its shares. We respectfully request that you clear this comment.

Adverse economic conditions may negatively affect our property values, returns, and profitability, page 30

21. We note the first bullet point disclosure that poor economic times may result in tenants’ default under your lease; however, the bulk of the disclosure addresses the effect on property values. Please provide a separate risk factor addressing the impact of the economic downturn on tenants and increasing vacancy rates for commercial properties. Specifically discuss how increases in vacancy would impact you.

Response: In response to this comment, we revised the risk factor entitled “Many of our properties will depend upon a single tenant for all or a majority of their rental income, and our financial condition and ability to make distributions may be adversely affected by the bankruptcy or insolvency, a downturn in the business, or a lease termination of a single tenant, including those caused by the current economic downturn.” on page 27 of the prospectus. As this revised risk factor sufficiently addresses your concern related to addressing the impact of the economic downturn on tenants and increasing vacancy rates for commercial properties, we respectfully request that you clear this comment.

Our Real Estate Investments, page 43

22. Please provide the date that you acquired the Griffin Properties. If you have not yet acquired the properties, please revise the disclosure to clarify that you do not currently hold these properties, the date that you expect to acquire the properties, and any conditions to completing the acquisition.

Response: In response to this comment, we note that the Griffin Properties were acquired on June 18, 2009. We updated the prospectus to include disclosure of this date. We respectfully request that you clear this comment.

23. We note that the two Griffin properties had a total valuation of $54.7 million. Please revise to clarify how the disclosed value was determined. Also, please revise to disclose when the Griffin affiliates acquired the property and their cost for the property, including the cost of any improvements.

Response: In response to this comment, we revised the “Our Real Estate Investments – The Griffin Properties” section on page 42 to clarify that the $54.36 total valuation for the Griffin properties was based on an internal valuation prepared by Company management that was based, in part, on the independent appraised values of the two properties, which were determined in connection with the most recent refinancing of the mortgage debt underlying each property that occurred in October 2007 for the

Karen J. Garnett

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

August 19, 2009

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Chicago Bridge & Iron property and January 2009 for the Renfro property. We also clarified that the total valuation was supported by a fairness opinion obtained from Robert A. Stanger & Co., Inc., which stated that the total consideration paid by the Company for the Griffin properties was fair from a financial point of view to the Company. Management utilized these appraised values and the balances of the underlying mortgage debt of the Griffin properties to determine a net equity valuation of $20.2 million as of the date of their contribution. As stated, this net equity valuation, i.e. the total consideration paid by the Company, was supported by the fairness opinion obtained from Robert A. Stanger & Co., Inc.

We further revised this section to disclose when the Griffin properties were acquired by the Griffin affiliates and their basis in the Griffin properties, including the cost of any improvements. Additionally, we revised this section to note that, as required by the Company’s charter, the purchase price for the Griffin properties did not exceed their fair market value as determined by a competent independent appraiser and was approved by a majority of the Company’s directors who had no financial interest in the contribution transactions, including a majority of its independent directors. Finally, we revised this section to note that, as required by the Company’s charter, because the purchase price exceeded the cost paid by the Griffin affiliates, the Company’s board of directors determined that there was substantial justification for the excess cost.

We respectfully request that you clear this comment.

The Griffin Properties, page 43

24. We note that the valuations of properties to be contributed to you are supported by appraisals performed by independent appraisers and that you cannot ensure the accuracy or completeness of certain information contained within such appraisals. As such, please provide us with management’s analysis supporting a conclusion that these independent appraisers are not experts. Alternatively, please name the third parties and provide the appropriate consents.

Response: In response to this comment, we note that, in relevant part, Section 7(a) of the Securities Act of 1993, as amended, provides:

“If any accountant, engineer, or appraiser, or any person whose profession gives authority to a statement made by him, is named as having prepared or certified any part of the registration statement, or is named as having prepared or certified a report or valuation for use in connection with the registration statement, the written consent of such person shall be filed with the registration statement. If any such person is named as having prepared or certified a report or valuation (other than a public official document or statement) which is used in connection with the registration statement, but is not named as having prepared or certified such report or valuation for use in connection with the registration statement, the written consent of such person shall be filed with the registration statement unless the Commission dispenses with such filing as impracticable or as involving undue hardship on the person filing the registration statement.”

While the independent appraisals served as a basis for Company management’s internal valuation of the Griffin properties, they were not obtained for the registration statement. As we noted in our response to comment #23 above, the independent appraisals of the Griffin properties were prepared in connection with the refinancings of the underlying mortgage debt on the properties and were not prepared to be used in connection with the registration statement; therefore, the independent appraisers are not identified in

Karen J. Garnett

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

August 19, 2009

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the prospectus and have not been named as experts in the registration statement as either (i) “having prepared or certified any part of the registration statement, or . . . as having prepared or certified a report or valuation for use in connection with the registration statement” or (ii) “having prepared or certified a report or valuation (other than a public official document or statement) which is used in connection with the registration statement.”

We respectfully request that you clear this comment.

Chicago Bridge & Iron, page 44

25. On page 45, we note that the tenant has the right to terminate the lease, under “certain conditions.” Please revise to elaborate on the early termination provision of your lease with this tenant as it would appear to have a significant impact on your cash flows.

Response: In response to this comment, we revised the “under certain circumstances” language to clarify that the tenant has a right to terminate the lease if no instance of default by the tenant has occurred and is continuing under the lease which would create a default under the Company’s loan documents related to the Chicago Bridge & Iron property, and the tenant meets the other conditions set forth in the third and fourth paragraphs on page 45 of the prospectus. We respectfully request that you clear this comment.

Our Acquisition Indebtedness, page 46

26. Please revise to clarify whether you would use offering proceeds towards the payment of principal and interest due on your acquisition indebtedness if cash flow from operations are insufficient to cover the payments when due.

Response: In response to this comment, we added a sentence in the introductory paragraph to this section that states that if the Company’s cash flow from operations is insufficient to cover its debt service obligations, it may need to use proceeds from the offering to meet such obligations. We respectfully request that you clear this comment.

Changes in Investment Policies and Limitations, page 56

27. Please revise to clarify if the board may change investment policies that would lead to your loss of REIT status without the approval of stockholders.

Response: In response to this comment, we added a sentence to this section to clarify that the determination by the Company’s board of directors that it is no longer in the Company’s best interests to continue to be qualified as a REIT shall require the concurrence of two-thirds of the board of directors. We respectfully request that you clear this comment.

Executive Officers and Directors, page 59

28. We note the disclosure under “Compensation Committee,” which states that you do not have any employees and do not intend to pay your executive officers in the near future. Please revise the disclosure under “Executive Officers and Directors” to clarify, if true, that these individuals are employees of your Advisor. Also, please disclose the approximate amount of time that each of your executive officers will devote to your business.

Karen J. Garnett

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

August 19, 2009

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Response: In response to this comment, we note that in each biography of the Company’s executive officers on pages 59-61 of the prospectus, it is noted that each executive officer is an employee of the Company’s advisor. We revised the “Compensation Committee” section to clarify that the Company did not pay any of its executive officers, all of whom are employees of its advisor, in 2008 and currently does not intend to pay its executive officers in the near future.

With respect to the approximate amount of time that each of the Company’s executive officers will devote to the Company’s business, please be advised that, since this is the first REIT sponsored by our client, it is impossible to predict with any accuracy the amount of such time, as it will be based on future business conditions and other variables that the Company has no way of estimating; therefore, disclosure of any such estimate in the prospectus would be without basis and potentially misleading to prospective investors. The Company clearly discloses the risks associated with competing demands for its executive officers’ time in the first risk factor in the “Risks Related to Conflicts of Interest” section on page 20 as follows:

“Our advisor and its officers and certain of our key personnel will face competing demands relating to their time, and this may cause our operating results to suffer.

Our advisor and its officers and certain of our key personnel and their respective affiliates serve as key personnel, advisors, managers and sponsors of 18 other real estate programs, including nine programs having investment objectives and legal and financial obligations similar to ours, and may have other business interests as well. Because these persons have competing demands on their time and resources, they may have conflicts of interest in allocating their time between our business and these other activities. During times of intense activity in other programs and ventures, they may devote less time and fewer resources to our business than is necessary or appropriate. If this occurs, the returns on your investment may suffer.”

As this risk factor sufficiently discloses the risks associated with competing demands for the Company’s executive officers’ time, we respectfully request that you clear this comment.

29. Please revise to clarify Gregory Cazel’s business experience during the last five years.

Response: We revised Mr. Cazel’s biography on page 61 of the prospectus to clarify that Mr. Cazel has been employed since January 5, 2009 as a Principal with Prairie Realty Advisors, Inc., and was employed from April 2007 to June 2008 as an Executive Director with Dexia Real Estate Capital Markets Company and from 1999 until April 2007 as a Vice President at JP Morgan Capital, which period of time covers Mr. Cazel’s business experience during the last five years. We respectfully request that you clear this comment.

The Advisory Agreement, page 69

30. We note from the first bullet point on page 70 that you may reimburse fees and expenses payable to unaffiliated persons incurred in connection with the selection and acquisition of properties.

Karen J. Garnett

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

August 19, 2009

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Please revise to clarify whether the advisor is permitted, under the terms of the advisory agreement, to contract with unaffiliated third parties to find, evaluate, and recommend investment opportunities to you. If so, please clarify whether your advisor will be entitled to the 2.5% acquisition fee in connection with properties that are identified and recommended by unaffiliated third parties.

Response: In response to this comment, we note that the Company has no intention of engaging third parties to find, evaluate and recommend investment opportunities to the Company. The Company does intend to reimburse its advisor and its affiliates for acquisition expenses payable to unaffiliated third parties, the type that are typically engaged by the advisor or its affiliates in connection with the selection and acquisition of properties by the Company. We revised the bullet point to clarify that the Company may reimburse its advisor and its affiliates for acquisition fees and expenses incurred by its advisor or its affiliates and “expenses” payable to unaffiliated persons incurred in connection with the selection and acquisition of properties. We respectfully request that you clear this comment.

31. We note that the last bullet point on page 71 states that you are obligated to reimburse your advisor for all other out of pocket cost necessary for your operation. Please revise to clarify if this means you will reimburse your advisor for salaries paid to your officers and other advisor personnel involved with your asset management.

Response: In response to this comment, we revised the bullet point relating to reimbursement of administrative expenses to clarify that the Company is obligated to reimburse its advisor for “certain personnel costs (including reasonable wages and salaries and other employee-related expenses of all employees of [its] advisor who are directly engaged in [the Company’s] operation, management, administration and marketing).” We respectfully request that you clear this comment.

Our Sponsor and its Principals, page 71

32. Please limit the discussion of prior experience to that of your sponsor and its affiliates. The tabular disclosure on pages 73-78 is not appropriate because it may suggest to investors that the sponsor was associated with these transactions. In addition, experience related to real estate transactions, some of which occurred more than 20 years ago, appears to have very little relevance to your investment objective of acquiring and holding a portfolio of net-leased properties. Please remove this table from your prospectus.

Response: In response to this comment, we removed the table on pages 73-78 of the prospectus. We respectfully request that you clear this comment.

Management Compensation, page 80

33. We note that where your advisor provides a “substantial” amount of services, it is entitled to a disposition fee. Please revise to clarify if substantial means that you would not be obligated to pay selling commissions to any other party.

Response: In response to this comment, we note that the term “substantial” is used pursuant to Section IV.E. of the NASAA Statement of Policy Regarding Real Estate Investment Trust (the “NASAA REIT Guidelines”), which provides, in relevant part:

“if an Advisor, Trustee, Sponsor or any Affiliate provides a substantial amount of the

Karen J. Garnett

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

August 19, 2009

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services in an effort to sell [a] property . . . then [it] may receive up to one-half the brokerage commission paid but in no event to exceed an amount equal to 3% of the contracted for sales price.”

However, we note that Section IV.E. also states the following:

“In addition, the amount paid when added to the sums paid to unaffiliated parties in such capacity shall not exceed the lesser of the Competitive Real Estate Commission or an amount equal to 6% of the contracted for sales price.”

We note that this sentence, which is included as a charter restriction on the payment of disposition fees by the Company and clearly disclosed in the relevant sections of the prospectus, contemplates the possibility of paying selling commissions to a third-party, in addition to the Company’s advisor, so long as such commissions, in total, do not exceed a Competitive Real Estate Commission (as defined in the NASAA REIT Guidelines) or 6% of the contracted for sales price of the property. However, as the term “substantial” is used in this section specifically pursuant to Section IV.E. of the NASAA REIT Guidelines, and such term is not defined or further clarified by the NASAA REIT Guidelines, any attempt by us to further define this term would be speculative; and, therefore, we respectfully request that you clear this comment.

34. We note the three types of subordinated fees payable in the liquidation/listing stage. Please revise to clarify which of the three apply to a liquidity event that involves a business combination with another entity. Clarify if such fee is payable regardless of whether the transaction involves an entity that is affiliated or unaffiliated.

Response: In response to this comment, we note that none of the liquidity events that would result in the payment of one of the three types of subordinated fees payable in the liquidation/listing stage are specifically intended to cover a business combination with another entity. We believe the current disclosures describing the various subordinated fees are clear on their face as to when and how they will be paid. These fees are not intended to cover every possible liquidity event; only the ones described in the table and related footnotes. We cannot predict what, if any, fees the Company’s board of directors will authorize upon a business combination with another entity. As such, any disclosure related to a possible business combination in connection with a future liquidity event in this section would be speculative and potentially misleading to investors. Therefore, we respectfully request that you clear this comment.

35. Refer to footnote 5. Please revise to clarify whether 6% is an absolute cap on acquisition fees and expenses or if you may pay more than 6% if such fees and expenses are deemed reasonable. Also, please clarify who determines whether fees are reasonable.

Karen J. Garnett

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

August 19, 2009

15 of 24

Response: In response to this comment, we revised footnote 5 to clarify that the total of all acquisition fees and acquisition expenses payable with respect to a particular investment shall be reasonable and shall not exceed 6.0% of the contract purchase price, unless such excess fees and expenses are approved by a majority of the Company’s directors, including a majority of the Company’s independent directors, not otherwise interested in the transaction, if they determine the transaction is commercially competitive, fair and reasonable to the Company. We further revised footnote 5 to note that the Company’s board of directors is responsible for determining whether the acquisition fees and acquisition expenses are reasonable. We respectfully request that you clear this comment.

36. Based on footnote 7 to your tabular disclosure of management compensation, your advisor must reimburse you for operating expenses incurred over certain limitations unless a majority of your independent directors has determined that such excess expenses were justified based on unusual and non-recurring factors. Clarify in your footnote what you mean by “unusual and non-recurring factors” and specify within your disclosures what you consider to be such factors.

Response: In response to this comment, we note that the phrase “unusual and non-recurring factors” is derived specifically from Section IV.D.1. of the NASAA REIT Guidelines, which provides that the independent directors have the fiduciary responsibility of limiting total operating expenses to the greater of 2% of average invested assets or 25% of net income for a given year, unless the independent directors determine that such excess expenses are justified “based on such unusual and non-recurring factors which they deem sufficient[.]” We clarified in this footnote that the “unusual and non-recurring factors” are any that the independent directors deem sufficient. As NASAA has not defined or interpreted the phrase “unusual and non-recurring factors” in the NASAA REIT Guidelines, it would be speculative for us to offer a definition or interpretation of this phrase in the prospectus. We respectfully request that you clear this comment.

Conflicts of Interest, page 87

Interests in Other Real Estate Programs, page 88

37. Please revise to quantify the number of programs subject to this conflict of interest.

Response: In response to this comment, we revised this section to note that affiliates of the Company’s advisor have sponsored or are sponsoring 18 other real estate programs, including nine programs having investment objectives and legal and financial obligations similar to the Company’s, which may present conflicts of interest discussed in this section. We respectfully request that you clear this comment.

Other Activities of Our Advisor and its Affiliates, page 89

38. We note disclosure here addressing the situation where you acquire properties from affiliates. Please revise to address the conflict that arises when you sell properties to affiliates and if there are any limitations on the sale price.

Response: In response to this comment, we revised this section to address conflicts of interest that may arise when we sell properties to affiliates. We note that there are no limitations on the sale price in such transactions. We respectfully request that you clear this comment.

Karen J. Garnett

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

August 19, 2009

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Receipt of Fees and Other Compensation by Our Advisor and its Affiliates, page 90

39. We note the second bullet point under this heading. The disclosure suggests that asset management fees eventually will be based on the performance of the property. Please reconcile this statement with the disclosure in footnote 6 on page 84, which states that the asset management fee will be based on the aggregate GAAP basis book carrying value of your assets.

Response: In response to this comment, we revised this bullet point to disclose, consistent with footnote 6 on page 84, that the Company’s advisor and its affiliates will receive asset management fees based on the aggregate GAAP basis book carrying values of the Company’s assets invested, directly or indirectly, in equity interests in and loans secured, directly or indirectly, by real estate before reserves for depreciation or bad debts or other similar non-cash reserves, and not based on performance of the Company’s properties. We respectfully request that you clear this comment.

40. We note the disclosure at the bottom of page 90 that your independent directors will review your advisor’s performance and may institute “any and all remedies.” Please revise to discuss the remedies available to your independent directors. The risk factor that beings on page 22 and continues onto page 23 appears to indicate that termination is the only available remedy and that such action, even if it is in your best interest, may result in substantial fees.

Response: In response to this comment, we revised the disclosure on page 90 to clarify that if the Company’s independent directors determine that the performance of the advisor is unsatisfactory or that the compensation to be paid to the advisor is unreasonable, the independent directors may take such actions as they deem to be in the best interests of the Company and its stockholders under the circumstances, including potentially termination of the advisory agreement and retention of a new advisor. We respectfully request that you clear this comment.

Plan of Operation

Overview, page 94

41. You note that the par value of your preferred shares is $0.0001 per share. Please reconcile this with other disclosures within your document where you note the par value of your preferred shares to be $0.001 per share.

Response: In response to this comment, we revised all prospectus and financial statement disclosures related to the par value of the preferred shares to $0.001. We respectfully request that you clear this comment.

Summary of Critical Accounting Policies

Minority Interest in Consolidated Subsidiary, page 97

42. Within your discussion of the adoption of SFAS 160, please define your use of the term “new income”.

Response: In response to this comment, we revised the discussion of SFAS 160 in this section and the notes to the financial statements to correct a typographical error and use “net income” rather than

Karen J. Garnett

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

August 19, 2009

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“new income.” We respectfully request that you clear this comment.

Prior Performance Summary, page 100

Private Programs – Overview, page 100

43. Please revise to clarify the beginning date of the first offering for the 18 programs summarized here.

Response: In response to this comment, we revised this section to note that the first offering for the 18 programs summarized began in 2004. We respectfully request that you clear this comment.

Other Private Programs and Sponsor Investments, page 110

44. We note that you have disclosed the aggregate value of the sponsor’s acquisitions for its own account. Please disclose the number of properties represented by this value. Explain how you determined this valuation amount. Also, please disclose the aggregate acquisition cost of these properties and how you calculated the aggregate acquisition cost.

Response: In response to this comment, we revised this disclosure to note the aggregate investment of over $153 million in nine properties, including acquisition costs, not the aggregate value of the sponsor’s acquisitions for its own account. This aggregate investment amount was determined by adding the gross acquisition price of the nine properties, including any debt assumed or to which the properties were subject, and the total acquisition costs for the properties. We respectfully request that you clear this comment.

45. Please tell us why you have limited the detailed description of your sponsor’s investments to the seven examples included in the prospectus.

Response: In response to this comment, we note that these seven property descriptions are all of the investments currently owned by the sponsor and its affiliates that were not syndicated. While all of these investments have similar investment objectives to the Company, they represent all of the non-syndicated commercial real estate properties owned by the sponsor and its affiliates. There are no other non-syndicated commercial real estate properties that have been omitted. We respectfully request that you clear this comment.

46. Disclosure of annual revenues for the sponsor’s investments should be balanced with disclosure of annual expenses, including debt service. Please revise to provide more balanced disclosure or remove the revenue information.

Response: In response to this comment, we removed the revenue information in this disclosure. We respectfully request that you clear this comment.

Distribution Policy and Distributions, page 139

47. Please disclose the date of the initial distribution. If you do not intend to make the initial distribution until after the effective date of the registration statement, please tell us your basis for disclosing a projected distribution. Refer to Item 10(b) of Regulation S-K.

Karen J. Garnett

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

August 19, 2009

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Response: In response to this comment, we revised this section to note that the initial distribution for shares owned during May 2009 was made on June 15, 2009. We respectfully request that you clear this comment.

48. If your disclosure relates to an actual rather than a projected distribution, please revise the disclosure to remove the annualized distribution rate of 6.75%. It is not appropriate to annualize your distribution payments until you have had at least two consecutive full quarters of distributions. Also, please revise to disclose the amount of the 2nd Quarter distributions that were paid from sources other than cash flows from operations and identify the source of cash for those payments.

Response: In response to this comment, we note that the Company anticipates having at least two consecutive full quarters of distributions declared prior to this registration statement being declared effective by the Commission. If this registration statement is declared effective prior to the completion of such period, we commit, on behalf of the Company, to revise this disclosure as part of the final prospectus to remove the disclosure of the annualized distribution rate. Additionally, we revised this section to note that all of the distributions paid related to the second quarter of 2009 were paid from offering proceeds. We respectfully request that you clear this comment.

49. Please revise to disclose whether you are restricted by your charter or bylaws, or by company policy, from borrowing funds or selling assets in order to fund distribution payments. Provide similar disclosure in the Summary or Q&A section of the prospectus.

Response: In response to this comment, we revised this section and the “Summary – Distribution Policy” section on page 15 to disclose that the Company may pay distributions from the proceeds of this offering or by borrowing funds from third parties on a short-term basis, issuing new securities or selling assets, and the Company is not prohibited from undertaking such activities by its charter, bylaws or investment policies. We respectfully request that you clear this comment.

Description of Shares, page 135

50. Please revise to disclose whether you will calculate net asset value per share and, if so, whether you will disclose NAV per share to your investors. We note that you will redeem shares at NAV per share after 18 months following your last completed offering; however, it is not clear whether this information will be available to investors before that time.

Response: In response to this comment, we note that, in the “Risks Related to this Offering and Our Corporate Structure” section of the prospectus on page 25, the Company discloses the following:

“We will not calculate the net asset value per share for our shares until 18 months after completion of our last offering, therefore, you will not be able to determine the net asset value of your shares on an on-going basis during this offering and for a substantial period of time thereafter.

We do not intend to calculate the net asset value per share for our shares until 18 months after the completion of our last offering. Beginning 18 months after the completion of the last offering of our shares (excluding offerings under our distribution reinvestment plan), our board of directors will determine the value of our properties and our other assets based on such information as our board determines appropriate, which may or may not include independent valuations of our properties or of our enterprise as a

Karen J. Garnett

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

August 19, 2009

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whole. We will disclose this net asset value to stockholders in our filings with the SEC. Therefore, you will not be able to determine the net asset value of your shares on an on-going basis during this offering. See “Considerations for Investment by Employee Benefit Plans and Certain Tax-Favored Benefit Accounts —Annual Valuation Requirement.”

We revised this disclosure to add the sentence that notes we will disclose this net asset value, when calculated, to stockholders in our filings with the Commission. Additionally, we revised the disclosure on page 146 to clarify that the Company does not intend to calculate the net asset value per share for its shares until 18 months after the completion of its last offering of shares (excluding offerings under its distribution reinvestment plan), and during such time the redemption amount shall be the per share price of such offering. We respectfully request that you clear this comment.

Share Redemption Program, page 145

51. We note disclosure that if you are not able to honor all redemption requests that such excess request will be honored on a pro rata basis in subsequent periods where you are fulfilling such request. To the extent that a request is fulfilled over several periods due to insufficient funds or a suspension, please revise to clarify if the Redemption Amount will be based on the amount when the initial request was made or when the request is fulfilled.

Response: In response to this comment, we added a sentence to the fourth full paragraph on page 147 to clarify that the redemption price per share will be determined on the date of redemption, as will the Redemption Amount. We respectfully request that you clear this comment.

Prior Performance Tables

Table I, page A-3

52. Please explain to us why you have included the “Multi-Tenant Assets” column for this table. Please provide additional footnotes to explain the relevance of this column.

Response: In response to this comment, we note that, while the sponsor has sponsored more than five prior programs and, therefore, not technically required to be disclosed by Industry Guide 5, we believe the disclosure of Multi-Tenant Assets in the aggregate provides good disclosure on the past results of the sponsor’s prior programs with investment objectives that are not considered similar to the Company. We feel that this prior performance disclosure is relevant information that a prospective stockholder may wish to consider when determining whether to invest. We respectfully request that you clear this comment.

Financial Statements

Notes to the Consolidated Balance Sheet

2. Summary of Significant Accounting Policies

Real Estate Purchase Price Allocation, page F-5

53. Considering that the company has not yet begun operations, please tell us the significance of

Karen J. Garnett

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

August 19, 2009

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noting that management will account for all acquisitions under SFAS 141 as SFAS 141(R) is effective for you as of January 1, 2009.

Response: In response to this comment, we note that the purpose of the disclosure is to inform prospective investors how the Company will account for acquired assets. This disclosure has become applicable in that Amendment No. 1 will include information related to the contribution of the Griffin properties, which occurred on June 18, 2009. This disclosure is consistent with SFAS 162, which requires management to discuss in the financial statements the principles applied in preparing the financial statements. Such discussion was included in the footnotes to the financial statements on page F-9. We respectfully request that you clear this comment.

54. Please tell us and disclose whether management has taken into account below market renewal options in determining the amortization period of the below-market lease intangibles.

Response: In response to this comment, we note that management has and will continue to take into account below market renewal options in determining the amortization period of the below-market lease intangibles. We further note that neither of the leases currently applicable to the Griffin properties include renewal options. Going-forward, if an acquired lease has a renewal option, management will analyze the likelihood of the tenant renewing and management’s desire of the same in determining proper accounting treatment of a renewal option. We respectfully request that you clear this comment.

4. Commitments and Contingencies

Share Redemption Program, page F-13

55. We note that your common stock is redeemable at the option of the holder. Please explain to us, and enhance your financial statement disclosure to discuss, how you intend to account for your redeemable common stock in accordance with EITF Topic No. D-98 and SFAS 160.

Response: As disclosed in the notes to the Company’s financial statements, the Company has adopted a share redemption program that will enable stockholders to sell their shares to the Company in limited circumstances. As long as the common stock is not listed on a national securities exchange or over-the-counter market, stockholders who have held their stock for at least one year may be able to have all or any portion of their shares of stock redeemed by the Company. The redemption is subject to a number of requirements and is limited to the proceeds from the sale of shares pursuant to the Company’s distribution reinvestment plan.

As the use of the proceeds from the distribution reinvestment plan for redemptions is outside the Company’s control, the net proceeds from the distribution reinvestment plan are considered to be temporary equity under EITF Topic No. D-98 Classification and Measurement of Redeemable Securities and Accounting Series Release No. 268, Presentation in Financial Statements of Redeemable Preferred Stock, and are, therefore, presented as common stock subject to redemption in the Company’s consolidated balance sheets. The cumulative proceeds from the distribution reinvestment plan, net of any redemptions, will be computed at each reporting date and will be classified as temporary equity in the Company’s balance sheet. As noted above the redemption is limited to proceeds from new permanent equity from the sale of shares pursuant to the Company’s distribution reinvestment plan. Therefore, the balance of the equity is deemed as permanent equity in accordance with EITF Topic No. D-98.

Karen J. Garnett

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

August 19, 2009

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The Company has considered the guidance of SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity (“SFAS 150”), which requires, among other things, that financial instruments that represent a mandatory obligation of the Company to repurchase shares be classified as liabilities and reported at settlement value. The Company’s redeemable common shares are contingently redeemable at the option of the holder subject to the program limits. As such, SFAS 150 is not applicable until such shares are tendered for redemption by the holder, at which time the Company will reclassify such obligations from temporary equity to a liability based upon their respective settlement values.

56. We note that the limited partners of the Operating Partnership have certain redemption rights. Please tell us how the Operating Partnership will record the non-controlling interests on their balance sheet effective January 1, 2009. It appears that these non-controlling interests are redeemable for cash or Company shares outside of the control of the Operating Partnership and at the sole discretion of the Company. If these interests are redeemable outside of the control of the Operating Partnership then it would appear that they should be recorded outside of permanent equity. If this is not the case, please explain. In addition, if the Operating Partnership records these interests outside of permanent equity it would follow that the REIT would do the same. See paragraph 27 of SFAS 160.

Response: In response to this comment, the Operating Partnership agreement states that operating partnership units can be exchanged for cash or common shares of the REIT. The exchange rights, however, are at the sole and absolute discretion of the general partner, as defined in the agreement. The Company considered SFAS 160, Noncontrolling Interests in Consolidated Financial Statements, and concluded that noncontrolling interests are to be presented on the balance sheet as a component of equity outside of parent’s equity. EITF 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock, further indicates that if it is at a company’s discretion as to whether a derivative is converted to the company’s shares or for cash the instrument, in this case noncontrolling interests, the derivative should be classified as equity. Thus, SFAS 160, EITF 00-19 and the provisions of the operating partnership agreement provide appropriate support for classifying noncontrolling interests as a component of equity. In periods subsequent to the adoption of SFAS 160, the Company will periodically evaluate individual noncontrolling interests for the ability to continue to recognize the noncontrolling interests as permanent equity in the consolidated balance sheet. Any noncontrolling interests that fails to qualify will be reclassified as temporary equity and adjusted to the greater of (a) the carrying amount, or (b) the redemption value as of the end of the period in which the determination is made. We respectfully request that you clear this comment.

5. Subsequent Events (Unaudited)

57. We note that the Griffin properties will be contributed to you only upon reaching the minimum offering in your Private Offering. As it appears that you have met such minimum offering per your disclosure on page 2 indicating you have raised $1.2 million as of May 6, 2009, please revise your disclosure to indicate such.

Response: In response to this comment, we revised this footnote to include disclosures related to the contribution of the Griffin properties. We respectfully request that you clear this comment.

Karen J. Garnett

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

August 19, 2009

22 of 24

Unaudited Pro Form Financial Information

Adjustments to the Unaudited Pro Forma Condensed Consolidated Financial Statements

Adjustments to the Unaudited Pro Forma Condensed Consolidated Balance Sheet, page F-22

58. Please revise your pro forma financial statements to present historical information of the Company and each of the contributed properties in separate columns. Additionally, please make adjustments to the historical amounts that would result, if any, upon transfer or as if the transfer had occurred as of January 1, 2008. Please ensure that each adjustment is easily identifiable and cross-referenced to the appropriate adjustment explanation.

Response: In response to this comment, we revised the pro form financial statements such that the pro-forma balance sheet includes a column for each property with the respective adjustments to the historical balance sheet as of December 31, 2008, and the pro-forma income statement includes a column for each property with the respective operating data as if the properties were contributed as of January 1, 2008. We respectfully request that you clear this comment.

59. It appears that you intend to record the transfer of the properties from Griffin to GC Net Lease REIT, Inc. as a purchase, which would require a step-up in basis. Please tell us and disclose management’s basis for determining that purchase accounting is appropriate as it appears that these entities were under common control. Please cite accounting literature relied upon within your response.

Response: In response to this comment, we note that management determined that purchase accounting was the appropriate treatment for the contribution of the Griffin properties to the Company from the Griffin affiliates as the Company was not under common control with the Griffin affiliates at the time of contribution, and therefore the contribution of the Griffin properties correctly fall under the scope of SFAS 141 and SFAS 141R. Reference is made to FAS 141 as well as FAS 141R; the Registration Statement on Form S-11 would include pro forma financial statements showing the balance sheet of the REIT as if the Assets were contributed on December 31, 2008 and therefore it would be subject to FAS 141. However, the actual contribution will happen in 2009 and therefore it will be subject to FAS 141R.

Whereas Mr. Shields previously had control of the Company, he no longer had control of the Company at the time of the contribution of the Griffin properties, hence, a change of control of the Company occurred prior to the contribution. At its formation, the Company’s advisor, which is controlled by Mr. Shields, held 100 shares of the Company’s common stock and was the Company’s sole stockholder. However, on June 18, 2009, when the Griffin properties were contributed, the Company had 179,885 shares issued and outstanding, only 100 of which were owned beneficially by Mr. Shields through the Company’s advisor. Additionally, at formation, the Company’s affairs were managed by its sole director, Mr. Shields, whereas, at the time the Griffin properties were contributed, the Company’s affairs were managed by its three-person board of directors, with two of the directors being independent directors. Therefore, management determined that, from the time of formation to the time of the contribution of the Griffin properties, a change of control of the Company had occurred, and, thus, the contributing parties, the Griffin affiliates, were not under common control with the Company at the time of contribution. As such, management determined that SFAS 141 and SFAS 141R were applicable, and purchase accounting was the appropriate treatment for the contribution of the Griffin properties. We respectfully request that you clear this comment.

Karen J. Garnett

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

August 19, 2009

23 of 24

60. Please tell us your basis for including the issuance of 129,032 shares within your pro-forma financial statements. If it is still deemed appropriate to include, please tell us how you calculated the pro forma amount for your common stock as noted within adjustment A reflected in your unaudited pro forma condensed consolidated balance sheet.

Response: In response to this comment, we note that the pro-forma financial statements are prepared to show the reader the effect acquisitions would have on the financial statements if the contribution of the Griffin properties occurred on the balance sheet date for balance sheet presentation and the beginning of the operating period for income statement presentation. Since the contribution of the Griffin properties was contingent upon raising the minimum offering, which was satisfied, and the pro-forma financial statements reflect the contribution transactions, the Company deemed it appropriate to show the effect of the issuance of the 129,032 shares on the unaudited pro forma condensed consolidated balance sheet, as this actually occurred on May 6, 2009 and was a requirement to proceed with the contribution of the real estate assets.

The issuance was made pursuant to the Company’s ongoing private offering, which allows investors to purchase shares directly from the Company at $9.30 per share. The discount represents the broker-dealer commission of seven percent that is not paid since the stockholders purchased the shares directly from the Company. Hence, 129,032 shares were issued in exchange for approximately $1.2 million in offering proceeds received. We respectfully request that you clear this comment.

Exhibits

61. Note 5 to your financial statements refers to contribution agreements related to your acquisition of the Griffin Properties. Please file the contribution agreements as exhibits to the registration statement, as required by Item 601(b)(10) of Regulation S-K.

Response: On June 18, 2009, the Company closed on the contribution of the Griffin properties pursuant to the contribution agreements. Since there are no provisions of the contribution agreements that survive after the closing, the contribution agreements are no longer material agreements. We respectfully request that you clear this comment.

62. Please file your lease agreements for the Griffin properties as exhibits to the registration statement or tell us why you believe that your business is not substantially dependent on either of these leases.

Response: Subsequent to the closing of the contribution transactions and in response to this comment, we included the lease agreements for the Griffin properties as exhibits to the registration statement. We respectfully request that you clear this comment.

Exhibit 5.1 – Legal Opinion

63. We note that counsel has assumed that all persons executing any documents are duly authorized to do so. Please have counsel revise the opinion to clarify that such assumption does not apply to individuals acting on behalf of the registrant.

Response: In response to this comment, we revised the sentence to which you refer to clarify that such assumption does not apply to individuals acting on behalf of the Company. We respectfully request that you clear this comment.

Karen J. Garnett

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

August 19, 2009

24 of 24

64. The next-to-last paragraph states that the opinion is being delivered “solely” in accordance with the requirements of Item 601(b)(5) of Regulation S-K. This language is not appropriate because it could be construed as limiting investors’ ability to rely on the opinion. Please file a revised opinion that omits this limitation on reliance.

Response: In response to this comment, we removed the word “solely” from the relevant paragraph. We respectfully request that you clear this comment.

Sincerely,

/s/ Michael K. Rafter

cc:	Duc Dang
Kevin A. Shields